# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valaris Limited, CIK 0000314808
CUSIP: G9460G101
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 2 CHURCH STREET, CLARENDON HOUSE, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0001560220
Persons authorized to receive notices and communications: Famatown Finance Limited, 33 Promachon Eleftherias Street, Deana Beach Apartments, Block 1, Floor 4, Ayios Athanasios, Limassol, Cyprus (G4), 4103, 357-25-858-300; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Famatown Finance Ltd. (CIK 0001560220): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,501,913; sole dispositive power 0; shared dispositive power 7,501,913; aggregate amount beneficially owned 7,501,913 (10.56% of the class)
- GREENWICH HOLDINGS LTD. (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,501,913; sole dispositive power 0; shared dispositive power 7,501,913; aggregate amount beneficially owned 7,501,913 (10.56% of the class)
- C.K. Limited (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,501,913; sole dispositive power 0; shared dispositive power 7,501,913; aggregate amount beneficially owned 7,501,913 (10.56% of the class)
  Comment: *C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Ltd. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Valaris Limited
Address of issuer's principal executive offices: 2 CHURCH STREET, CLARENDON HOUSE, HAMILTON, Bermuda (D0), HM 11
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Amendment No. 5 to Schedule 13D (the "Amendment No. 5") filed with the U.S. Securities and Exchange Commission (the "Commission") on November 29, 2024, the Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed with the Commission on September 26, 2024, the Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the Commission on June 8, 2023, the Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the Commission on January 27, 2023, the Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Commission on June 6, 2022, and the Schedule 13D filed with the Commission on December 23, 2021 (collectively, as amended, the "Schedule 13D") filed by Famatown Finance Limited, a Cyprus company ("Famatown"); Greenwich Holdings Limited, a Cyprus company ("Greenwich Holdings"); and C.K. Limited, a Jersey company ("C.K. Limited"), with respect to the common shares, $0.01 per value per share (the "Common Shares") of Valaris Limited (the "Issuer"). Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following:

(i) Famatown;
(ii) Greenwich Holdings; and
(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the "Reporting Persons." Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.
Residence or business address:
The address of Famatown's principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of Greenwich Holdings' principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of C.K. Limited's principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP.
Present principal occupation or employment:
The principal business of Famatown is acting as an investment holding company. The name and present principal occupation of Famatown's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Christakis Theodoulou, Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Costas Saveriades, Director. Mr. Saveriades' principal business address is Iris House, 7th Floor, 740B, 8 John Kneedy Street, 3106 Limassol, Cyprus.
Christophis Koufaris, Director. Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

The principal business of Greenwich Holdings is acting as an investment holding company. The name and present principal occupation of Greenwich Holdings' directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christakis Theodoulou, Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Kyriacos Kazamias, Director. Mr. Kazamias principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.
Christophis Koufaris, Director. Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name and present principal occupation of C.K. Limited's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Christakis Theodoulou, Director. Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
Elena Georgiou Varnava, Alternate Director to Christakis Theodoulou. Ms. Georgiou Varnava's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.
JTC Directors Limited, Corporate Director. JTC Directors Limited's business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA.
Castle Directors Limited, Corporate Director. Castle Directors Limited's principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Famatown

Mr. Theodoulou is a citizen of Cyprus.
Mr. Saveriades is a citizen of Cyprus.
Mr. Koufaris is a citizen of Cyprus.

Greenwich Holdings

Mr. Theodoulou is a citizen of Cyprus.
Mr Kazamias is a citizen of Cyprus
Mr. Koufaris is a citizen of Cyprus.

C.K. Limited

Mr. Theodoulou is a citizen of Cyprus.
Ms. Georgiou Varnava is a citizen of Cyprus.
JTC Directors Limited is organized in Jersey.
Castle Directors Limited is organized in Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the Issuer's annual report on Form 10-K, which was filed with the Commission on February 20, 2025, there were 71,032,299 Common Shares issued and outstanding as of February 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Famatown may be deemed to be the owner of 7,501,913 Common Shares, constituting 10.56% of the Common Shares outstanding. Famatown has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 7,501,913 Common Shares. Famatown has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 7,501,913 Common Shares.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 7,501,913 Common Shares, constituting 10.56% of the Common Shares outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 7,501,913 Common Shares. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 7,501,913 Common Shares.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 7,501,913 Common Shares, constituting 10.56% of Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or to direct the vote of 7,501,913 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or to direct the disposition of 7,501,913 Common Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, all transactions in the Common Shares effected in the open market by the Reporting Persons since the most recent filing of the Schedule 13D are set forth in Schedule I to this Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person's response to Item 4 is incorporated by reference into this Item 6. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement

Exhibit B - Support Agreement, dated as of December 9, 2021, among the Issuer, Famatown and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on December 9, 2021)

Exhibit C - Amendment to Support Agreement, dated as of January 25, 2023, among the Issuer, Famatown and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on January 27, 2023)

Exhibit D - Famatown Press Release, dated December 9, 2021 (incorporated by reference to Exhibit C of the original Schedule 13D filed by the Reporting Persons with the Commission on December 23, 2021)

## Signatures
- Famatown Finance Ltd.: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/05/2025)
- GREENWICH HOLDINGS LTD.: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/05/2025)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/05/2025)